Contact

www.linkedin.com/in/brianna-abrams-5845745 (LinkedIn)

Top Skills

Litigation

Management

Cross-functional Team Leadership

Brianna Abrams

Founder & CEO at Winston Pies

Los Angeles, California, United States

Summary

Founder, CEO and Chief Pie Officer at Winston Pies (formerly ButterCrust Pies).

Baking has always been a part of my life, a tradition passed down through generations and deeply rooted in the fabric of my home life. After spending more than a decade working as a high-powered attorney representing clients in a broad range of complex commercial litigation and corporate investigations, I made the decision to leave my corporate career behind to pursue my passion for baking full time. We opened our first pie shop September 2017 with a second location opening the Fall of 2018. In 2019, we launched national shipping so we can offer people across the country our delicious, handmade artisan pies.

Experience

Winston Pies

Founder CEO

July 2017 - Present (6 years 5 months)

Los Angeles

Morgan, Lewis & Bockius LLP

Associate

November 2014 - July 2017 (2 years 9 months)

Santa Monica

Counsel clients and executives on risk analysis related to internal investigations, compliance, and transactions. Successfully represent clients in a variety of critical business and legal issues, including in federal and state litigation, federal court trials and internal compliance initiatives. Negotiate and resolve disputes involving contract terms, unfair competition matters and partnership disputes. Successfully represented clients in civil and criminal actions related to fraud, banking regulations, accounting improprieties, false claims and unfair competition violations.

Bingham McCutchen
Counsel
September 2008 - November 2014 (6 years 3 months)

White & Case
Associate
November 2004 - March 2008 (3 years 5 months)

Federal Trade Commission
Judicial Law Clerk
May 2004 - December 2004 (8 months)

United States District Court for the Central District of California
Judicial Extern
May 2003 - August 2003 (4 months)

Judicial extern for the Hon. Judge Hatter, Jr.

Education

American University, Washington College of Law
Juris Doctor · (2002 - 2005)

University of North Carolina at Chapel Hill
BA, Journalism · (1996 - 2000)